May 31, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Suying Li and Rufus Decker
Division of Corporation Finance
Office of Trade & Services

Re:     Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 26, 2022
Item 2.02 Form 8-K dated February 9, 2023
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Current Report on Form 8-K dated February 9, 2023 contained in your letter dated May 23, 2023. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders..., page 18

Comment 1:     We read your response to comment 2 and continue to believe that your non-GAAP adjustment to remove the effects of the deferred tax asset valuation allowance results in individually-tailored accounting. Please remove this adjustment from Adjusted Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

In response to the Staff's comment, we have removed the non-GAAP adjustment to remove the effects of the deferred tax asset valuation allowance from our calculation of Adjusted Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders in our Current Report on Form 8-K dated May 25, 2023, and will exclude the adjustment for the effects of the deferred tax asset valuation allowance in future filings.

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We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer